UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

CymaBay Therapeutics, Inc.

(Name of Subject Company)

CymaBay Therapeutics, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23257D103

(CUSIP Number of Class of Securities)

Paul Quinlan

General Counsel

CymaBay Therapeutics, Inc.

7575 Gateway Blvd., Suite 110

Newark, California 94560

(510) 293-8800

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Richard Hall

Matthew L. Ploszek

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 8th Avenue

New York, New York 10019

(212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by CymaBay Therapeutics, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on February 23, 2024 (together with any exhibits and annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Pacific Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with any exhibits and schedules thereto and as amended or supplemented form time to time, the “Schedule TO”), filed by Parent and Purchaser with the SEC on February 23, 2024, pursuant to which Purchaser has offered to purchase all of the Company’s issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (“Shares”), other than any Excluded Shares, by the Company (including those held in the Company’s treasury), Parent, Purchaser or any other wholly owned subsidiary of Parent, at a purchase price of $32.50 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of February 23, 2024, as amended or supplemented from time to time, and in the related Letter of Transmittal, copies of which were incorporated by reference into the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph at the end of the section titled “—Regulatory Approvals”:

“The required waiting period under the HSR Act with respect to the Offer expired at 11:59 p.m., Eastern Time on March 8, 2024. Accordingly, the condition to the Offer requiring that the waiting period applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied.”

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(5)(M)	Press Release of Gilead Sciences, Inc., dated March 11, 2024, announcing the expiration of the waiting period under the HSR Act (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

CymaBay Therapeutics, Inc.

By:	/s/ Paul Quinlan
Name: Paul Quinlan Title: General Counsel

Dated: March 11, 2024

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